FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November 29, 2013

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Names Edward So Kin Chung as Chief Executive Officer

MACAO--(BUSINESS WIRE)--November 29, 2013--Deswell Industries, Inc. (Nasdaq: DSWL) today announced the appointment of Edward So Kin Chung as Chief Executive Officer, effective December 2, 2013. Mr. So replaces Mr. Franki Tse Shing Fung who has resigned for personal reasons.

Mr. So has been in the electronic manufacturing industry internationally and in China for more than 15 years and has been with Deswell for 8 years. He was recently appointed Managing Director of the electronics division. Previously, Mr. So spent five years at Peavey Electronics in increasing roles of responsibility and prior to that was employed at HSBC. Mr. So holds a Bachelor's degree in Electrical and Electronic Engineering from the University of Hong Kong, and a Master's in Business Administration from Royal Holloway, University of London.

Mr. Tse has confirmed that there is no disagreement with the board of directors of the Company and there are no matters that need to be brought to the attention of the shareholders of the Company with respect to his resignation.

The board of directors of the Company would like to take this opportunity to thank Mr. Tse for his invaluable contribution to the Company during his tenure of office.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

CONTACT:
Investor Relations:
Institutional Marketing Services (IMS)
John Nesbett/Jennifer Belodeau
203-972-9200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

/s/ Lau Pui Hon
Lau Pui Hon
Chairman

Date: November 29, 2013